                                                               FILED PURSUANT TO
                                                                  RULE 424(b)(1)
                                                               FILE NO: 33-68070

PROSPECTUS
                                 600,000 Shares



[The Colonial BancGroup, Inc. logo]




                                  Common Stock

                                ---------------

      We are offering for sale up to 600,000 shares of our common stock, par value $2.50 per share. We will receive all of the net proceeds from the sale of these shares. Our common stock is listed on the New York Stock Exchange under the trading symbol "CNB". On September 24, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $12.60 per share.

      Morgan Keegan & Company, Inc. may act as our agent in connection with the sale of the common stock offered by this prospectus. The shares of common stock are being offered by us or through Morgan Keegan at varying prices relating to the prevailing market prices at the time of sale. The sales, if any, of common stock made pursuant to this prospectus may be made to purchasers directly or through agents or brokers in one or more transactions (which may involve block transactions) on the New York Stock Exchange, on other national securities exchanges on which the common stock is traded, in the over-the-counter market or otherwise. Morgan Keegan may also purchase shares, as principal, from us from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of sale.

                                ---------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         Morgan Keegan & Company, Inc.

               The date of this prospectus is September 25, 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
A WARNING ABOUT FORWARD-LOOKING STATEMENTS.................................   1
GENERAL....................................................................   2
USE OF PROCEEDS............................................................   6
PLAN OF DISTRIBUTION.......................................................   6
LEGAL MATTERS..............................................................   6
EXPERTS....................................................................   7
WHERE YOU CAN FIND MORE INFORMATION........................................   7

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this document and in our public documents to which we refer. When we use words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions we refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to our public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: (i) deposit attrition, customer loss, or revenue loss in the ordinary course of business; (ii) increases in competitive pressure in the banking industry; (iii) changes in the interest rate environment which reduce margins; (iv) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in credit quality, (v) changes which may occur in the regulatory environment; (vi) a significant rate of inflation or deflation; and (vii) changes in the securities markets.

      Many of these factors are beyond our control and beyond the control of Colonial Bank. For a discussion of factors that could cause actual results to differ, please see the discussions in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001.

                                    GENERAL

      In this prospectus, when we refer to "Colonial BancGroup," the "Company," "we," or "our", we are referring to The Colonial BancGroup, Inc., a Delaware corporation, and all of its subsidiaries. When we refer to "Colonial," or the "Bank" in this prospectus, we are referring to Colonial Bank, an Alabama banking corporation.

The Company

      We are a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through our wholly-owned subsidiary, Colonial Bank, we conduct a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada, Tennessee and Texas. At
June 30, 2001, we had assets of $12.3 billion.

      Our principal activity is to supervise and coordinate the business of our subsidiaries and to provide them with capital and services. We derive substantially all of our income from dividends received from Colonial Bank. Various statutory provisions and regulatory policies limit the amount of dividends Colonial Bank may pay us without regulatory approval. In addition, federal statutes restrict the ability of Colonial Bank to make loans to us.

      As of June 30, 2001 Colonial Bank had a total of 243 branches, with 117 branches in Alabama, 89 branches in Florida, 22 branches in Georgia, two branches in Tennessee, three branches in Texas and ten branches in Nevada. Colonial Bank conducts a general commercial banking business in its respective service areas. Colonial Bank offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through cash management services, electronic banking services, credit card and merchant services and wealth management services. Wealth management services include trust services and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

      The mailing address and telephone number of our principal executive offices are as follows:

                          The Colonial BancGroup, Inc.
                         One Commerce Street, Suite 800
                           Montgomery, Alabama 36104
                                 (334) 240-5000

The Offering

Common Stock offered.... up to 600,000 shares of common stock
Voting Rights........... Holders of common stock are entitled to one vote per share and the common stock possesses in the aggregate 100% of
                         the total voting power of our common stock.
Use of Proceeds......... We intend to use the net proceeds of this offering for general corporate purposes.
New York Stock
 Exchange Symbol........ "CNB"

Price Range of Common Stock and Dividends

      Our common stock is listed on the New York Stock Exchange under the symbol "CNB." The following tables set forth, for the indicated periods, the high and low sale prices for our common stock as reported by the New York Stock Exchange and the cash dividends declared per share of our common stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                         Common Stock
                                                ------------------------------
                                                  Price Range   Cash Dividends
                                                ---------------    Paid Per
                                                 High     Low       Share
                                                ------- ------- --------------
     1999
     First Quarter............................. $12.563 $11.375     $.095
     Second Quarter............................  13.938  11.188      .095
     Third Quarter.............................  15.000  10.375      .095
     Fourth Quarter............................  12.938  10.188      .095
                                                                    -----
       1999 Total..............................                     $.380
                                                                    =====
     2000
     First Quarter............................. $10.750 $ 8.625     $.110
     Second Quarter............................  11.250   9.000      .110
     Third Quarter.............................  10.750   9.688      .110
     Fourth Quarter............................  11.125   8.313      .110
                                                                    -----
       2000 Total..............................                     $.440
                                                                    =====
     2001
     First Quarter............................. $13.120 $10.750     $.120
     Second Quarter............................  14.750   12.05      .120
     Third Quarter (through September 24,
      2001)....................................   14.94   12.02      .120
                                                                    -----
       2001 Total through September 24, 2001...                     $.360
                                                                    =====

      On September 24, 2001, the closing sale price of our common stock as reported on the New York Stock Exchange was $12.60 per share. We currently intend to declare and pay regular quarterly cash dividends on our common stock.

      Our ability to pay dividends is restricted by certain regulations of the Federal Reserve as well as certain covenant restrictions contained in the indentures and loan agreements that govern the terms of our debt. A description of the regulatory framework in which we operate is provided in our Annual Report on Form 10-K for the year ended December 31, 2000 under the caption "Certain Regulatory Considerations" on page 2.

Capitalization

      The following table sets forth our capitalization on an actual basis at June 30, 2001 and on an adjusted basis to reflect the sale of the 600,000 shares of Common Stock to be sold by us in this offering (after deducting estimated offering expenses). You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2001 and June 30, 2001 which are incorporated in this prospectus by reference.

                                                        As of June 30, 2001
                                                      -------------------------
                                                        Actual     As Adjusted
                                                      -----------  ------------
                                                      (Dollars in thousands)
                                                            (Unaudited)
Short-Term Borrowings:
 Fed Funds & Repos................................... $ 1,309,765  $ 1,309,765
 FHLB................................................     200,530      200,530
                                                      -----------  -----------
Total Short-Term Borrowings..........................   1,510,295    1,510,295
                                                      -----------  -----------
Long-Term Debt:
 FHLB................................................   1,121,718    1,121,718
 Subordinated Debt...................................     256,061      256,061
 Jr. Subordinated Debt...............................      70,000       70,000
 Convertible Debentures..............................       3,998        3,998
 Other...............................................      88,063       88,063
                                                      -----------  -----------
Total Long-Term Debt.................................   1,539,840    1,539,840
                                                      -----------  -----------
Shareholders' Equity:
 Common Stock, $2.50 par value; 200,000,000
  authorized; 113,090,845 shares issued..............     282,727      282,727
 Treasury Stock, 2,376,746 shares held at June 30,
  2001, 1,776,746 as adjusted, respectively..........     (22,571)     (17,227)
 Additional Paid in Capital..........................     119,731      121,815
 Retained Earnings...................................     422,459      422,459
 Unearned Compensation...............................      (4,027)      (4,027)
 Unrealized gain/loss on securities available for
  sale, net of taxes.................................       7,485        7,485
                                                      -----------  -----------
Total Shareholders' Equity...........................     805,804      813,232
                                                      -----------  -----------
Total Capitalization.................................  $3,855,939  $ 3,863,367
                                                      ===========  ===========

      This table is based on shares outstanding at June 30, 2001 and does not include 3,202,372 shares of common stock issuable upon exercise of outstanding options and 412,178 shares of common stock issuable upon conversion of our outstanding 7.5% Convertible Subordinated Debentures due 2011 which are convertible at $7.00 per share and 151,056 shares of common stock issuable upon conversion of our 7.0% convertible Subordinated Debentures due 2004 which are convertible at $7.58 per share.

Management

      Certain information regarding security ownership of management, the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 2000, at item 10, and (ii) BancGroup's Proxy Statement for its 2001 Annual Meeting under the headings "Voting Securities and Principal Stockholders", "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," and "Executive Compensation Committee Report" at pages 2-15. BancGroup hereby incorporates such information by reference.

Description of Capital Stock

      Our authorized capital stock consists of 200,000,000 shares of common stock, par value $2.50 per share. As of June 30, 2001, we had 110,714,099 shares of Common Stock issued and outstanding (net of treasury stock).

                                USE OF PROCEEDS

      We estimate that our net proceeds from the sale of up to 600,000 shares of common stock we are offering will be approximately $7,350,510 million after deducting estimated offering expenses and commissions. For purposes of this calculation we have assumed that we will receive $12.30 per share. We intend to use the net proceeds for general corporate purposes.

      The precise amounts and timing of the application of such proceeds depend upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

                              PLAN OF DISTRIBUTION

      Morgan Keegan & Company, Inc. has agreed to act as sales agents in connection with the sale of the 600,000 shares offered under this prospectus.

      The shares of common stock are being offered by us or through Morgan Keegan at varying prices relating to prevailing market prices at the time of sale. The sales, if any, of common stock in connection with this prospectus may be made to purchasers directly or through agents, or through brokers in one or more transactions (which may involve block transactions) on the New York Stock Exchange, on other national securities exchanges on which the common stock may be traded, in the over-the-counter market or otherwise. Morgan Keegan may also purchase shares, as principal, from us from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of sale.

      Brokers, dealers, agents or others that participate in the distribution of the common stock offered hereby may be deemed to be underwriters under the Securities Act of 1933. Those who act as an underwriter, broker, dealer or agent in connection with the sale of the common stock offered hereby will be selected by Morgan Keegan and may have other business relationships with Colonial BancGroup and its subsidiaries or affiliates in the ordinary course of business.

      The compensation to Morgan Keegan for sales of common stock will equal a gross spread of $0.10 per share sold.

      We are paying all the expenses of the offering. Our expenses are estimated at $29,490.35, not including commissions paid to our agent.

                                 LEGAL MATTERS

      The validity of the Common Stock will be passed upon for us by Miller, Hamilton, Snider & Odom, L.L.C., Montgomery, Alabama.

                                    EXPERTS

      The consolidated financial statements of BancGroup incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC's Internet site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the common stock offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and our common stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

      The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

    .  our Annual Report on Form 10-K for the year ended December 31, 2000,

    . our Quarterly Reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001,

    . a description of our common stock, $2.50 par value per share, contained in our Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995, and

    . any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the common stock under this prospectus.

      You may request a copy of these filings at no cost by writing or telephoning us at the following address:

                          Office of the Senior Counsel
                          The Colonial BancGroup, Inc.
                           Colonial Financial Center
                              One Commerce Street
                                  Fifth Floor
                           Montgomery, Alabama 36104
                                 (334) 240-5000

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                      [The Colonial BancGroup, Inc. Logo]